UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025 (Report No. 3)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 26, 2025, Maris-Tech LTd. (the “Company”) entered into $4 million credit line agreement (the “Credit Facility”) with United Mizrahi-Tefahot Bank Ltd. (the “Bank”) with up to one month maturity date from each withdrawal. The Credit Facility shall be in force for a period of 12 months from the date of the agreement. The Credit Facility is secured against all of the assets of the Company. In addition, the Credit Facility includes certain customary information rights in favor of the Bank, restrictive covenants of the Company and of Maris Noth America Inc., the Company’s U.S. subsidiary, and agreement by two shareholders of the Company to certain subordination restrictions concerning loans they have provided to the Company.

On March 27, 2025, Maris-Tech Ltd. issued a press release titled “Maris-Tech Secures a $4 Million Line of Credit from a Leading Israeli Commercial Bank,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

This Report, with the exception of Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated March 27, 2025, titled “Maris-Tech Secures a $4 Million Line of Credit from a Leading Israeli Commercial Bank.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: March 27, 2025	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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